Mail Stop 4561

April 13, 2007

Mr. R. Stan Puckett
Chairman and Chief Executive Officer
Greene County Bancshares, Inc
100 North Main Street
Greenville, TN 37743-4992

Re: **Green County Bancshares, Inc.**
               Form S-4 Amendment No. 1
               Filed April 4, 2007
               File No. 333-141409

Dear Mr. Puckett:

        We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

Compensation Discussion and Analysis, page 86

1. We note your response to prior comment 35. Please revise this disclosure to identify the members of the peer group used to benchmark executive compensation. Please refer to Section II(B)(1) of Release 33-8732.

2. We note your response to prior comment 37 and 39. We are not able to find revised disclosure which discusses how the company sets target goals, the difficulty of reaching those goals and the amount of discretion that the Committee retains after the goals are set. The reader must be able to understand the particular aspects of corporate performance which the compensation plan of Green County attempts to monitor and reward. Please revise this section to provide greater detail regarding the performance which is measured, the manner in which equity and non-equity compensation is awarded and the company's experience over the reporting period. Please refer to Item 402(b)(1)(v) and 402(b)(2)(i, ii, iii and iv).

* * * * * * * * * * * *

As appropriate, please amend your Form S-4 and proxy statements in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       You may contact either Jessica Livingston at (202) 551-3448 or me at (202) 551-3419 if you have any questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Gary M. Brown
       Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
       211 Commerce Street, Suite 100
       Nashville, TN 37201

       Mary Neil Price
       Miller & Martin PLLC
       150 Fourth Avenue North, Suite 1200
       Nashville, TN 37219